UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 27 October 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 27 October 2026

Exhibit 99.1
 Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 19 October 2026 up to and including 23 October 2026 it repurchased a total of (i) 650,000 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 1,333,051 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-10-19	306,788	GBP 8.2308	GBP 8.4200	GBP 8.0940	XLON
2026-10-19	97,508	GBP 8.2305	GBP 8.4160	GBP 8.0960	CHIX
2026-10-19	124,340	GBP 8.2310	GBP 8.4160	GBP 8.1120	BATE
2026-10-19	150,000	USD 10.9437	USD 11.0350	USD 10.7900	NASDAQ
2026-10-20	194,830	GBP 8.2287	GBP 8.3080	GBP 8.1300	XLON
2026-10-20	150,000	USD 11.0236	USD 11.1400	USD 10.9300	NASDAQ
2026-10-21	170,731	GBP 8.2853	GBP 8.3620	GBP 8.2020	XLON
2026-10-21	150,000	USD 11.0818	USD 11.1900	USD 11.0000	NASDAQ
2026-10-22	164,657	GBP 8.2525	GBP 8.3780	GBP 8.1840	XLON
2026-10-22	99,989	GBP 8.2602	GBP 8.3740	GBP 8.1880	CHIX
2026-10-22	39,431	GBP 8.2620	GBP 8.3740	GBP 8.1900	BATE
2026-10-22	100,000	USD 11.0561	USD 11.2100	USD 10.9700	NASDAQ
2026-10-23	134,777	GBP 8.2313	GBP 8.3340	GBP 8.1640	XLON
2026-10-23	100,000	USD 11.0095	USD 11.0600	USD 10.9250	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/5119A_1-2026-10-26.pdf

Enquiries

Investor Relations: owners@wise.com

Communications: press@wise.com

Brunswick Group: Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 27 October, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer